CODE OF ETHICS

BARK GROUP INC.
(the “Company”)

The Board of Directors of the Company has adopted the following Code of Ethics (the “Code”) for directors and officers of the Company. This purpose of the Code is to :

  promote honest and ethical conduct and focus the board of directors and each director and officer on areas of ethical risk, including the handling of actual or apparent conflicts of interest between personal and professional relationships;

  promote full, fair, accurate and timely disclosure in the reports and documents that the Company files with or submits to the Securities and Exchange Commission and in other public communications made by the Company;

  promote compliance with applicable governmental laws, rules and regulations;

  provide guidance to directors to help them recognize and deal with ethical issues;

  provide mechanisms for the prompt reporting of unethical conduct and violations of this Code; and

  help foster a culture of honesty and accountability.

Each director and officer of the Company, including the Company’s Chief Executive Officer, Chief Financial Officer and controller, must comply with the letter and spirit of this Code.

No code or policy can anticipate every situation that may arise or replace the thoughtful behavior of an ethical director and officer. Directors and officers are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chairman of the Audit Committee, or if the Company does not have an Audit Committee at that time, to the Chairman of the Board of Directors.

Conflicts Of Interest

Directors and officers must avoid any conflicts of interest between the director or officer and the Company unless the relationship is approved in advance by the board of directors of the Company in accordance with Chapter 78 of the Nevada Revised Statutes and the articles and bylaws of the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Company’s board of directors. A “conflict of interest” can occur when:

  A director's or officer’s personal interest is adverse to—or may appear to be adverse to—the interests of the Company as a whole.

  A director or officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a director or officer of the Company.

The following situations may give rise to a conflict of interest that would require prior approval of the board of directors of the Company in accordance with Chapter 78 of the Nevada Revised Statutes and the articles and bylaws of the Company:

  the receipt of a personal benefit from a person or firm which is seeking to do business or to retain business with the Company;

  compensation (in any form) for services performed for the Company from any source other than the Company;

  gifts from persons or entities who deal with the Company in those cases where any such gift is being made in order to influence the directors' or officer’s actions as a member of the board of directors or where acceptance of the gifts could create the appearance of a conflict of interest;

  the use of the Company’s assets, property, labor or information for personal gain;

  the taking for themselves or their companies opportunities that are discovered through the use of Company’s property or information or through their position as a director or officer; and

  competition with the Company for business opportunities.

Confidentiality

Directors and officers must maintain the confidentiality of information entrusted to them by the Company and any other confidential information about the Company that comes to them, from whatever source, in their capacity as a director or officer, except when disclosure is authorized or legally mandated. For purposes of this Code, “confidential information” includes all non-public information relating to the Company.

Full, Fair, Accurate, Timely And Understandable Disclosure

Each director and officer shall provide, or cause to be provided, full, fair, accurate and timely disclosure in the reports and documents that the Company files with or submits to the Securities and Exchange Commission and in other public communications made by the Company

Compliance With Laws, Rules And Regulations

Directors and officers must comply, and oversee compliance by employees, officers and other directors and officers, with laws, rules and regulations applicable to the Company, including insider trading laws.

Fair Dealing

Directors and officers must deal fairly, and must oversee fair dealing by employees and officers, with the Company's customers, suppliers, competitors and employees.

Encouraging The Reporting Of Any Illegal Or Unethical Behavior

Directors and officers should promote ethical behavior and take steps to ensure the Company:

1.	Encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation.

2.	Encourages employees to report violations of laws, rules, regulations or the Company's Code of Conduct to appropriate personnel;

3.	Informs employees that the Company will not allow retaliation for reports made in good faith.

Compliance Standards

Directors and officers should communicate any suspected violations of this Code promptly to the board of directors or to the audit committee of the board of directors. Violations will be investigated by the audit committee of the board of directors, and appropriate action will be taken in the event of any violations of the Code.

Waiver Of Code Of Business Conduct And Ethics

Any waiver of this Code may be made only by the board of directors.